TRANSMISSÃO
PAULISTA

RECEIVED

2005 APR 12 A 8:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, April 6, 2005 *Ref. CT/F/01173/2005.*

05007267

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

Please be advised that the Management of Companhia de Transmissão de Energia Elétrica Paulista has scheduled the Ordinary and Extraordinary General Shareholders' Meetings to be held on April 25, 2005.

We are enclosing herewith, a translation of the Call Notice of the Ordinary and Extraordinary General Shareholders' Meetings, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Manoel Carlos V. Coronado
Investors Relations Assistant

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
OPEN CAPITAL COMPANY

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS
CALL NOTICE

As provided for in Articles 10 and 11 of the Bylaws, the Shareholders are called to meet in Ordinary and Extraordinary General Shareholders' Meetings of this Company, to be held on April 25, 2005, at 2:00 p.m., in its head office, at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda:

a) accounts of the administrators and financial statements as of the fiscal year of 2004;

b) the capital budget for 2005 and 2006, for the purposes foreseen in article 196, of Law No. 6.404/76;

c) maintenance of the Profit remaining balance regarding the fiscal year of 2004, in the amount of R$257,869,789.15, in the Retained Earnings account, according to article 196, of Law No. 6.404/76, and article 8 of the CVM Instruction 59/86;

d) imputation of R$75,000,000.00 of interest on own capital, equivalent to R$0.5023946 per lot of one thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2004, as provided for in article 31, paragraph 3, of the Bylaws;

e) election of the members of the Board of Directors for a new term of office;

f) election of the members of the Audit Committee, regulars and alternates;

g) ratification of the remuneration new criterion of the members of the Board of Directors;

h) amendment to the *caput* of article 18 of the Bylaws to include the forecast of the holding of a monthly ordinary meeting of the Board of Directors; and

i) other matters of corporate object.

Regarding item "e" of the agenda, article 141 of Law No. 6.404/76 will be observed, as well as CVM Instructions No. 165/91 amended by No.282/98, being 5% (five per cent) the minimum percentage of participation in the voting capital necessary to the requirement of the multiple vote adoption.

The documents regarding the matters to be appreciated in the General Meetings are at the disposal of the Shareholders in the Company's head office.

São Paulo, March 14, 2005

Mauro Guilherme Jardim Arce
President of the Board of Directors